INVESTMENT MANAGEMENT AGREEMENT

THIS AGREEMENT, made the 25th day of September, 2012, between Elessar Funds Investment Trust a Delaware Statutory Trust (“Client”), and Elessar Investment Management, LLC (“Elessar”) a Delaware Limited Liability Company.

WHEREAS, the Client desires to retain Elessar to provide investment advisory services as described herein; and

WHEREAS, Elessar is an investment adviser registered with the Securities and Exchange Commission and desires to provide the services hereinafter set forth for the agreed upon compensation.

NOW, THEREFORE, the Client and Elessar, each intending to be legally bound hereby, agree as follows:

1.

Engagement.  Client hereby engages Elessar, and Elessar hereby accepts the Client's engagement, to serve as investment advisor and manage assets allocated to it (the “Allocated Assets”) and to invest and to reinvest such assets consistent with the terms of this Agreement.  Client may add or subtract funds from the Allocated Assets in its sole discretion.  Elessar requires that the Allocated Assets in any account be at least $500,000 at the inception of the account.  However, at the discretion of the firm, the minimum level may be lowered on a case by case basis.

2.

Services.  Elessar shall purchase, sell, and exchange securities and generally act as investment advisor, as limited by law, for the Allocated Assets.  The powers, obligations, and duties of the ADVISOR shall include, without limitation, those identified below.

a.

AUTHORITY Elessar shall have full power and authority on behalf of the Client (i) to make purchases and sales of securities or other property without distinction between principal and accumulated income, (ii) to exercise or abstain from exercising any warrant, privilege, or right with respect to the assets, and (iii) to take any other action and exercise any power or authority in connection with the Allocated Assets reasonably necessary in carrying out the investment activities authorized by this Agreement.

b.

BROKERS Elessar shall issue orders for, or make purchases or sales of, securities or other property through brokers and dealers of Elesssar’s choosing, in which event the Elessar shall select brokers and dealers with a view to insuring that such brokers and dealers complete the transactions in a manner most favorable to Client.  In compliance with Section 28(e) of the Securities Exchange Act of 1934, as amended, Elessar may, consistent with obtaining best execution, direct transactions to brokers in return for research services furnished by said broker to Elessar.  Elessar may, in its discretion, cause the Allocated Assets or Client to pay to brokers a commission greater than another qualified broker might charge to effect the same transaction where Elessar determines in good faith that the commission is reasonable in relation to the nature of the brokerage and research services received.  Such research will be used to service all of the Elessar’s clients

c.

COMPLIANCE Elessar's conduct and actions for and on behalf of Client shall be in compliance at all times with federal and state securities laws and all other applicable federal and state laws and regulations and local ordinances.

3.

Custody.  Elessar shall not be the custodian or trustee and will not hold any of the Client’s cash or securities.  Custody of the Allocated Assets shall be held by US Bank, (the “Custodian”).  Client will notify Elessar of any change in custodian at least 30 days prior to the effective date.

4.

Assignment.   This Agreement may not be transferred, assigned (as defined in the 1940 Act), sold or in any manner hypothecated or pledged by either party hereto without the prior written consent of the other.   It may be amended only by a writing signed by both parties.

5.

Investment Policy and Diversification.  The general investment policy to be followed in the administration of the Investment Fund is attached as Schedule B and may be amended from time to time.  Said policy is intended to govern the investment of the Allocated Assets only.  Elessar shall not be responsible for assuring the diversification of client assets not under Elessar’s control.

6.

Proxy Voting.  Any and all rights to vote, consent or take any other action with respect to any shareholder matters attributable to securities comprising part of the Allocated Assets are reserved to Elessar.  Elessar shall vote, consent or take any other action with respect to such securities.  Elessar shall not be liable for any claims, damages or expenses, including, but not limited to, loss or diminution in value of any property held hereunder, arising out of such right or privilege.

7.

Exclusivity. Client’s retention of Elessar is non-exclusive, and the parties recognize and agree that, from time to time, Elessar may enter into service agreements with other parties and that Client may enter into service agreements with other investment advisory firms.  Nothing in this Agreement shall be construed to preclude Elessar or its personnel from rendering similar or differing investment advisory services to other clients.  Elessar may give advice and take action with respect to any of its other clients which may differ from advice given with respect to the Allocated Assets or the timing or nature of action taken with respect to any of the Allocated Assets.  Client acknowledges that variations may arise in the allocation of investment opportunities between Client and other accounts that Elessar manages.  Although Elessar will allocate such opportunities in a manner that it believes to be equitable, there can be no assurance that a particular investment opportunity that comes to the attention of Elessar will be allocated in any particular manner.

8.

Reports.  Elessar shall provide reports to Client as requested.  However if Client is not receiving statements from Custodian Elessar will furnish reports on the status, composition, and performance of the assets managed by Elessar to Client, no less frequently than quarterly.  Elessar does not assume responsibility for the accuracy of information furnished by Client, Custodian or any other party.

9.

Compensation.  It is agreed by the parties hereto that Elessar shall receive an annual fee based on the following schedule:

Assets Under Management

Annualized Fee (basis points)

Any asset level

 80

Said fee shall be payable in quarterly installments in arrears based on the market value of the Allocated Assets as of the end of each calendar quarter as determined by Elessar.  Except as permitted by applicable law, Elessar shall not be compensated on the basis of a share of capital gains upon or capital appreciation of the Allocated Assets or any portion thereof.

10.

Liability.  Elessar shall not be responsible for any costs, expenses, liability, losses or decline in value of the securities and other assets within the Allocated Assets resulting from its good faith exercise of the authority conferred herein.  Elessar shall exercise its discretion in making decisions within the authority conferred upon it under this Agreement based upon such information and data as is, from time to time, in its possession.  Elessar will endeavor to receive such information and data from sources which it considers reliable, but does not guarantee the accuracy of such information.  Elessar shall not be liable for any acts or omissions in reliance upon directions from Client, whether such directions are verbal, written or otherwise.

The provisions of this Section shall survive the termination of this Agreement.  Nothing in this Section is intended to be a waiver of any rights of action a client may have under applicable Federal or State Securities Laws.

11.

Instructions.  If this Agreement is entered into by Client jointly or in a custodial, fiduciary, corporate or other representative capacity, Elessar may fulfill the services agreed to herein, by processing transactions for, acting on the instructions of, and consulting with any of the joint owners or persons duly authorized to act in a representative capacity.  Elessar will follow any such instructions until it receives written notice to the contrary by any one of the joint owners or persons duly authorized to act in a representative capacity.

12.

Entire Agreement.  This Agreement including its Attachments (each of which is incorporated herein by reference) contains the entire agreement by and between the parties with respect to the matters expressed herein, and no representations, promises, agreements, or understandings, written or oral, relating to the Agreement not contained herein shall be of any force or effect.

13.

Construction of Agreement. This Agreement shall be construed and the rights and obligations of the parties hereunder enforced in accordance with the laws of the State of Ohio.

14.

Termination.  This Agreement may be terminated by either party by giving at least 30 days prior written notice to the other.  Any such termination shall become effective on the date specified in such notice.

15.

Notices.  Any notice, demand, direction, instruction, or other communication required or permitted hereunder shall be sufficiently given upon receipt and should be addressed to the parties at the following addresses or such other addresses as may be designated in writing from time to time by the parties:

16.

Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and said counterparts shall constitute but one and the same instrument and may be sufficiently evidenced by any one counterpart.

17.

Client Authority.  If Client is an individual, Client represents that he or she is of the age of majority.  If Client is a corporation, the person signing this Agreement for Client represents that he or she has been authorized to do so by appropriate corporate action. If this Agreement is entered into by a trustee or other fiduciary, the trustee or fiduciary represents that Elessar’s investment strategies, allocation procedures and investment management services are authorized under the applicable plan, trust or law and that the person signing this agreement has the authority to negotiate and enter into this Agreement.  Client will inform Elessar of any event that might affect this authority or the propriety of this Agreement.

18.

Receipt of Form ADV Part II.  Client acknowledges that Client has received and had an opportunity to read Elessar’s Form ADV, Part II.

19.

Name Authorization.  Client authorizes Elessar to use the Client's legal name, trade name (if any), and/or logo in marketing materials and in any list of client references.  Any such use may be accompanied by a description of the services performed by Elessar.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective officers hereunto duly authorized, as of the date first written above.

Client: Elessar Funds Investment Trust

By  Richard A. Giesen, Jr.

(Please type or print name)

Its Trustee

/s/ Richard A. Giesen, Jr.

ELESSAR INVESTMENT MANAGEMENT COMPANY, LLC

By Mitch Krahe

Its Chief Compliance Officer

/s/ Mitch Krahe

SCHEDULE A

Assigned Assets

The property set forth below constitutes the Assigned Assets at the effective date of this Agreement.  The total market value of the Assigned Assets as of the effective date of this Agreement is approximately $125,000.

The property comprising the Assigned Assets is presently held by the Custodian as account number Pending

List of property:

Cash

Dated:  September 25th, 2012

Client: Elessar Funds Investment Trust

By Richard A. Giesen, Jr.

Its Trustee

/s/ Richard A. Giesen, Jr.

SCHEDULE B

GENERAL INVESTMENT POLICY

The principal investment strategy of Elessar Investment Management, LLC (EIM) is to invest in common stocks, options, warrants of small U.S. companies with a market capitalization between approximately $150 million and $2.5 billion.  These securities may be liquid or illiquid.  The small cap style uses the Russell 2000 Value Index as its benchmark.

EIM’s equity investment process focuses on companies that possess the best quality at the lowest possible cost.  Quality is measured by the company’s historical return on capital while cost or price paid is measured by a company’s current stock price-to-book valuation.  EIM’s proprietary combination of these quality and valuation factors is a quantifiable metric that has been incorporated into a model called the Quality at an Acceptable Price Model (QAPM).  QAPM is legally protected as a trade secret and EIM has applied for trademark protection as well.

EIM believes that QAPM provides a more accurate predictor of future value than other broadly used analysis methods.  QAPM screens a universe of approximately 3,000 companies.  Each company is ranked on a quintile basis according to its QAPM score and sorted by industry classification.  Companies with the highest first quintile QAPM scores of each industry classification are selected for further due-diligence by EIM’s investment management team.  The due-diligence process includes, but is not limited to, validation of the company’s accounting policies, investigations of the competitive environment and the company’s competitive strengths/weaknesses, and confirmation of how management’s successful execution of the company’s business model in the past is likely to sustain strong financial returns in the future.

The decision to sell is based on changes in the valuation and/or changes in the quality of the company’s fundamental trends.  If fundamental trends have deteriorated and the stock price has reached its price target, the position will be sold.  If the stock hits its price target and the company’s operating fundamentals conform to the original investment thesis, EIM’s investment management team will determine if a higher price is justified on the basis of further due-diligence; otherwise, the position will be sold.  Finally, if fundamentals have deteriorated and the stock has not reached its price target, the position will be sold.

Dated September 25th, 2012

Client: Elessar Funds Investment Trust

By Richard A. Giesen, Jr.

Its Trustee

/s/ Richard A. Giesen, Jr.